SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                          Sirius Satellite Radio Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                   Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  82966U 10 3
--------------------------------------------------------------------------------
                                (CUSIP Number)



                                   Chinh Chu
                  Blackstone Management Associates III L.L.C.
                                345 Park Avenue
                           New York, New York 10154
                                (212) 583-5872
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                   Copy to:
                             Wilson S. Neely, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000

                                 March 7, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Blackstone CCC Capital Partners L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         82,008,517
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         82,008,517
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          82,008,517
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          9%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          PN
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Blackstone CCC Offshore Capital Partners L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Cayman Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         14,837,381
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         14,837,381
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          14,837,381
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          1.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          PN
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Blackstone Family Investment Partnership III L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         6,181,653
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         6,181,653
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          6,181,653
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0.7%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          PN
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Blackstone Management Associates III L.L.C.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         103,027,551
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         103,027,551
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          103,027,551
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          11.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          OO
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Peter G. Peterson

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY               103,027,551
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                         103,027,551
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          IN
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Stephen A. Schwarzman

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY               103,027,551
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                         103,027,551
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          IN
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     LJH Partners, LP

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         103,285
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         103,285
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          103,285
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0.01%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          PN
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lamont Partners, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         103,285
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         103,285
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          103,285
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0.01%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          OO
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Douglas S. Lure

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         103,285
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         103,285
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          IN
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert C. Fanch Revocable Trust

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Colorado
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         103,285
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         103,285
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          103,285
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0.01%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          OO
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert C. Fanch

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         103,285
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         103,285
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          IN
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     BCI Investments II, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         51,643
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         51,643
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          51,643
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0.01%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          OO
________________________________________________________________________________

________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William J. Bresnan

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     OO (see item 3)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                    [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


          United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                         51,643
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                         51,643
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


          IN
________________________________________________________________________________

PREAMBLE

          This Amendment No. 2 further amends and supplements the Statement on
Schedule 13D, filed on January 31, 2000, and amended by Amendment No. 1 thereto, filed on June 15, 2001 (as amended, the "Statement"), with respect to the common stock, par value $.001 per share, of Sirius Satellite Radio Inc., a Delaware corporation. Unless otherwise defined herein, terms defined in the Statement and used herein shall have the meanings given to them in the Statement.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended and supplemented as follows:

          On March 7, 2003, the Blackstone Partnerships purchased, for an aggregate purchase price of $24,937,500, a total of 24,000,121 shares of Common Stock. The source of funds was capital contributions by the partners of the Blackstone Partnerships. On March 7, 2003, the Blackstone Partnerships exchanged 2,552,259 shares of Preferred Stock for warrants to purchase 42,055,024 shares of Common Stock and 36,972,406 shares of Common Stock.

          On March 7, 2003, LJH purchased, for an aggregate purchase price of $25,000, a total of 24,060 shares of Common Stock. The source of funds was capital contributions by the limited partners of LJH. On March 7, 2003, LJH exchanged 2,558 shares of Preferred Stock for warrants to purchase 42,160 shares of Common Stock and 37,065 shares of Common Stock.

          On March 7, 2003, Robert C. Fanch Revocable Trust purchased, for an aggregate purchase price of $25,000, a total of 24,060 shares of Common Stock. The source of funds was funds of Robert C. Fanch Revocable Trust. On March 7, 2003, Robert C. Fanch Revocable Trust exchanged 2,558 shares of Preferred Stock for warrants to purchase 42,160 shares of Common Stock and 37,065 shares of Common Stock.

          On March 7, 2003, BCI II purchased, for an aggregate purchase price of $12,500, a total of 12,030 shares of Common Stock. The source of funds was capital contributions by the members of BCI II. On March 7, 2003, BCI II exchanged 1,280 shares of Preferred Stock for warrants to purchase 21,080 shares of Common Stock and 18,533 shares of Common Stock.

ITEM 4.   PURPOSE OF THE TRANSACTION.

          Item 4 is hereby amended and supplemented by deleting the last paragraph thereof and inserting the following text in lieu thereof:

          The Blackstone Partnerships, LJH, Robert C. Fanch Revocable Trust, BCI II and the Issuer, among others, entered into a Lockup Agreement, dated as of October 17, 2002 which provided for (i) the exchange an aggregate of 2,558,655 shares of Series D Junior Cumulative Convertible Preferred Stock of the Issuer for 37,065,069 shares of Common Stock and warrants to purchase 42,160,424 shares of Common Stock and (ii) the purchase of 24,060,271 shares of Common Stock for an aggregate purchase price of $25,000,000.

          The shares of Common Stock are being acquired by the Reporting Persons for investment purposes. The Reporting Persons do not currently have any intention of acquiring additional shares of Common Stock or Preferred Stock. Peter G. Peterson was elected as a director of the Company on June 6, 2001. Notwithstanding the foregoing, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Company's Board, to seek to elect additional representatives to the Company's Board, to acquire additional shares of Preferred Stock or Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such a change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) and (b). The information contained on the cover pages to this
Schedule 13D is incorporated herein by reference.

          Pursuant to the Lockup Agreement, the Blackstone Partnerships acquired (i) 24,000,121 shares of Common Stock for an aggregate purchase price of $24,937,500 and (ii) warrants to purchase 42,055,024 shares of Common Stock and 36,972,406 shares of Common Stock in exchange for 2,552,259 shares of Preferred Stock. Assuming the exercise of all of their warrants as of the date hereof, the Blackstone Partnerships would own in the aggregate 103,027,551 shares of Common Stock, representing approximately 11.3% of the outstanding Common Stock.

          Pursuant to the Lockup Agreement, LJH acquired (i) 24,060 shares of Common Stock for an aggregate purchase price of $25,000 and (ii) warrants to purchase 42,160 shares of Common Stock and 37,065 shares of Common Stock in exchange for 2,558 shares of Preferred Stock. Assuming the exercise of all of their warrants as of the date hereof, LJH would own in the aggregate 103,285 shares of Common Stock, representing approximately 0.01% of the outstanding Common Stock.

          Pursuant to the Lockup Agreement, Robert C. Fanch Revocable Trust acquired (i) 24,060 shares of Common Stock for an aggregate purchase price of $25,000 and (ii) warrants to purchase 42,160 shares of Common Stock and 37,065 shares of Common Stock in exchange for 2,558 shares of Preferred Stock. Assuming the exercise of all of their warrants as of the date hereof, Robert
C. Fanch Revocable Trust would own in the aggregate 103,285 shares of Common Stock, representing approximately 0.01% of the outstanding Common Stock.

          Pursuant to the Lockup Agreement, BCI II acquired (i) 12,030 shares of Common Stock for an aggregate purchase price of $12,500 and (ii) warrants to purchase 21,080 shares of Common Stock and 18,533 shares of Common Stock in exchange for 1,280 shares of Preferred Stock. Assuming the exercise of all of their warrants as of the date hereof, BCI II would own in the aggregate 51,643 shares of Common Stock, representing approximately 0.01% of the outstanding Common Stock.

          BCP CCC, BCP CCC Offshore and BFIP III, acting through their sole general partner BMA III, have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Stock respectively owned by them. As a result, for purposes of section 13(d) of the Act, BMA III may be deemed to beneficially own the shares Common Stock directly owned by the respective Blackstone Partnerships of which it is the general partner. The Founding Members of BMA III have shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock that may be deemed to be beneficially owned by BMA III. As a result, each of such Founding Members may be deemed to beneficially own the shares of Common Stock that BMA III may be deemed to beneficially own. Each of BMA III and each Founding Member disclaims beneficial ownership of such shares.

          LJH, acting through its sole general partner Lamont, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Stock owned by it. As a result, for purposes of section 13(d) of the Act, Lamont may be deemed to beneficially own the shares of Common Stock directly owned by LJH of which it is the general partner. Mr. Douglas S. Lure, as the sole managing member of Lamont, has sole power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock that may be deemed to be beneficially owned by Lamont. As a result, Mr. Lure may be deemed to beneficially own the shares of Common Stock that Lamont may be deemed to beneficially own. Each of Lamont and Mr. Lure disclaims beneficial ownership of such shares.

          Robert C. Fanch Revocable Trust, acting through its trustee Mr. Robert C. Fanch, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Stock owned by it. As a result, for purposes of section 13(d) of the Act, Mr. Fanch may be deemed to beneficially own the shares of Common Stock directly owned by Robert C. Fanch Revocable Trust, of which Mr. Fanch is the sole trustee. Mr. Fanch disclaims beneficial ownership of such shares.

          BCI II, acting through its managing member Mr. William J. Bresnan, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Stock owned by it. As a result, for purposes of section 13(d) of the Act, Mr. Bresnan may be deemed to beneficially own the shares of Common Stock directly owned by BCI II of which Mr. Bresnan is the managing member. Mr. Bresnan disclaims beneficial ownership of such shares.

          The Blackstone Partnerships, LJH, Robert C. Fanch Revocable Trust, BCI II and certain other investors (collectively, the "Equity Investors") may be considered to have acted or to be acting in concert with respect to the shares of the Common Stock referred to in Item 4, and consequently, the Equity Investors may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. The Blackstone Persons disclaim membership in any such "group" with the LJH Persons, the Fanch Persons or the BCI Persons. Similarly,
(i) the LJH Persons disclaim membership in any such "group" with the Blackstone Persons, the Fanch Persons or the BCI Persons, (ii) the Fanch Persons disclaim membership in any such "group" with the Blackstone Persons, the LJH Persons or the BCI Persons and (iii) the BCI Persons disclaim membership in any such "group" with the Blackstone Persons, the LJH Persons or the Fanch Persons.

          (c) None of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock, except as disclosed in this Schedule 13D.

          (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock referred to in this Item 5.

          (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENT OR UNDERSTANDINGS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended and restated in its entirety as follows:

          The responses to Items 3, 4 and 5 of this Schedule 13D and Exhibit 2 are incorporated herein by reference.

          Except as set forth in this Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Item 6 is hereby amended by deleting references to exhibits 2, 3 and 4 and inserting in lieu thereof the following text:

          2. Lockup Agreement, dated as of October 17, 2002, by and among Sirius Satellite Radio Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P., Blackstone Family Investment Partnership III L.P., LJH Partners, LP, Robert C. Fanch Revocable Trust, BCI Investments II, LLC, Space Systems/Loral, Inc., Lehman Commercial Paper Inc. and the beneficial owners (or investment managers or advisors for the beneficial owners) of the notes signatory thereto.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2003

                              BLACKSTONE MANAGEMENT ASSOCIATES III L.L.C.


                                   By: /s/ Chinh E. Chu
                                       _______________________________
                                       Name: Chinh E. Chu
                                       Title: Senior Managing Director



                              BLACKSTONE CCC CAPITAL PARTNERS L.P.

                              By: Blackstone Management Associates III L.L.C., its general partner


                                   By: /s/ Chinh E. Chu
                                       _______________________________
                                       Name: Chinh E. Chu
                                       Title: Senior Managing Director



                              BLACKSTONE CCC OFFSHORE CAPITAL PARTNERS L.P.

                              By: Blackstone Management Associates III L.L.C., its general partner


                                   By: /s/ Chinh E. Chu
                                       ________________________________
                                       Name: Chinh E. Chu
                                       Title: Senior Managing Director

                              BLACKSTONE FAMILY INVESTMENT PARTNERSHIP III L.P.

                              By: Blackstone Management Associates III L.L.C., its general partner


                                   By: /s/ Chinh E. Chu
                                       ________________________________
                                       Name: Chinh E. Chu
                                       Title: Senior Managing Director





                                   /s/ Peter G. Peterson
                                   ___________________________________
                                   PETER G. PETERSON





                                   /s/ Stephen A. Schwarzman
                                   ___________________________________
                                   STEPHEN A SCHWARZMAN

                              LJH PARTNERS,  L.P.

                              By:  Lamont Partners, LLC, its General Partner



                                   By: ________________________________
                                       Name: Douglas S. Lure
                                       Title: Managing Member



                              LAMONT PARTNERS, LLC



                                   By: /s/ Douglas S. Lure
                                       ________________________________
                                       Name: Douglas S. Lure
                                       Title: Managing Member



                                   By: /s/ Douglas S. Lure
                                       ________________________________
                                       DOUGLAS S. LURE



                              ROBERT C. FANCH REVOCABLE TRUST




                                   By: /s/ Robert C. Fanch
                                       ________________________________
                                       Name: Robert C. Fanch
                                       Title: Trustee




                                   By: /s/ Robert C. Fanch
                                       ________________________________
                                       ROBERT C. FANCH

                              BCI INVESTMENTS II, LLC





                                   By: /s/ William J. Bresnan
                                       ________________________________
                                       Name:  William J. Bresnan
                                       Title:   Managing Member





                                   By: /s/ William J. Bresnan
                                       ________________________________
                                       WILLIAM J. BRESNAN